Exhibit 99.15

March , 2019

Griffin Financial Group, LLC	Positive Physicians Holdings, Inc.
620 Freedom Business Center	100 Berwyn Park, Suite 220
Suite 210	850 Cassatt Road
King of Prussia, PA 19406	Berwyn, PA 19312

Ladies and Gentlemen:
Positive Physicians Holdings, Inc. (the "Company"), is engaging in a public offering (the “Public Offering”) of shares of the Company's common stock, no par value (the “Common Stock”). The undersigned intends to purchase a significant number of shares of the Common Stock in the Public Offering.
To induce the Company to permit the undersigned to purchase shares of Common Stock in the Public Offering, the undersigned agrees not to transfer any shares of Common Stock purchased in the Public Offering for a period commencing on the closing date of the Public Offering and ending one hundred and eight (180) days after the closing date of the Public Offering (the “Lockup Period”). The undersigned hereby agrees that during the Lockup Period the undersigned will not (1) offer, pledge, sell, contract to sell, grant any option or contract to purchase, purchase any option or contract to sell, or otherwise dispose of, directly or indirectly, any shares of Common Stock of the Company purchased in the Public Offering or any securities convertible into, exercisable for, or exchangeable for shares of Common Stock purchased in the Public Offering, or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of shares of the Common Stock purchased in the Public Offering, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The undersigned further agrees that the foregoing restrictions shall be equally applicable to any issuer-directed shares of Common Stock that the undersigned may purchase in the Public Offering.
The undersigned also agrees and consents to the entry of stop transfer instructions with the Company's transfer agent and registrar relating to the transfer of the undersigned's shares of Common Stock purchased in the Public Offering.The undersigned understands that the Company is relying on this agreement in proceeding toward consummation of the Public Offering. This agreement is irrevocable and shall be binding upon the undersigned and the heirs, personal representatives, successors and assigns of the undersigned.

In addition, the undersigned agrees that the undersigned will not, during the Lockup Period, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock of the Company or any securities convertible into, exercisable for, or exchangeable for shares of Common Stock.
The undersigned also agrees and consents to the entry of stop transfer instructions with the Company's transfer agent and registrar relating to the transfer of the undersigned's shares of Common Stock except in compliance with the restrictions described above.The undersigned understands that the Company and Griffin Financial Group, LLC are relying on this agreement in proceeding toward consummation of the Public Offering. This agreement is irrevocable and shall be binding upon the undersigned and the heirs, personal representatives, successors and assigns of the undersigned.

Very truly yours,

Insurance Capital Group, LLC

By
Matthew T. Popoli, Chief Executive Officer

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